UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-32866

FLORIDA EAST COAST INDUSTRIES, INC.
(Exact name of registrant as specified in its charter) 10151 Deerwood Park Blvd, Bldg. 100, Suite 360 Jacksonville, FL 32256 Tel: (904) 996-2810
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, no par value Common Stock Purchase Rights
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)(i)	☒	Rule 12h-3(b)(l)(i)	☒
Rule 12g-4(a)(l)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, no par value – 1 holder

Pursuant to the requirements of the Securities Exchange Act of 1934, Florida East Coast Industries, Inc. has caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 26, 2007

FLORIDA EAST COAST INDUSTRIES, INC.

By:	/s/ David N. Brooks
Name: David N. Brooks
Title: Assistant Secretary

[Form 15]